SEC Correspondence


                              SAVOY RESOURCES CORP.
                           16324 West County Road 18E
                            Loveland, Colorado 80537
Telephone: (970) 203-0577     FAX: (970) 203-0572      E-mail: pcudd@cuddlaw.com

                                 October 4, 2006




Mr. Hugh West, Branch Chief
Mr. Raj Rajan
United States Securities and Exchange Commission
100 F Street, Northeast
Washington, D.C.  20549

     Re:  Comment Letter on Form 10-KSB Filed May 25, 2006

Dear Messrs. West and Rajan:

     Savoy Resources Corp. ("Savoy") acknowledges receipt of that certain letter of comment dated July 12, 2006 (the "Letter"), from the Securities and Exchange Commission (the "Commission") on its annual report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Annual Report"), filed with the Commission on May 25, 2006. The Letter contained six comments, five of which are of an accounting nature. The sixth comment is an instruction to file the quarterly report on Form 10-QSB for the quarter ended March 31, 2006 (the "Quarterly Report"), due May 15, 2006, immediately. Savoy filed the Quarterly Report with the Commission on July 28, 2006.

     Savoy is currently in the process of obtaining additional funding required to pay for the accounting, auditing and other services necessary to amend and file its Annual Report with the Commission in response to the Letter; amend and file its Quarterly Report with the Commission based on the comments contained in the Letter; and prepare and file the quarterly reports for the quarters ended June 30 and September 30, 2006, with the Commission. The budget for this anticipated financing has been prepared and submitted to the prospective investors, who have verbally indicated their intention to provide the necessary capital.

     Savoy anticipates that, once it has received the required funding, it will be able to file the amended Annual Report and the cover letter in response to the Letter with the Commission within approximately 45 days and the amended Quarterly Report and the quarterly reports for the quarters ended June 30 and September 30, 2006, with the Commission within approximately 60 days. Accordingly, Savoy expects to be able to file the amended Annual Report and the cover letter with the Commission within not more than 60 days from this date and the amended Quarterly Report and the quarterly reports for the quarters ended June 30 and September 30, 2006, within not more than 75 days from this date.

                                     Sincerely yours,

                                     SAVOY RESOURCES CORP.



                                     By: /s/ Arthur Johnson
                                         --------------------------
                                         Arthur Johnson, President



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